                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                        Hallmark Financial Services, Inc.
                        ---------------------------------
                                (Name of Issuer)

                Shares of Common Stock, Par Value $0.03 Per Share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    40624Q104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 2 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   67,520,362
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               67,520,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    67,520,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 3 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   9,804,687(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               9,804,687
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    9,804,687
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    Does not  include  shares  owned by  Newcastle  Partners,  L.P.,  which are subject  to  a  voting  agreement  between  Newcastle  Partners,  L.P.  and
     Newcastle  Special  Opportunity  Fund I, L.P.  described  in Item 6 of this
     Schedule 13D.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 4 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   9,726,562(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               9,726,562
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    9,726,562
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    Does not  include  shares  owned by  Newcastle  Partners,  L.P.,  which are subject  to  a  voting  agreement  between  Newcastle  Partners,  L.P.  and
     Newcastle  Special  Opportunity  Fund II, L.P.  described in Item 6 of this
     Schedule 13D.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 5 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   87,051,611
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               87,051,611
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    87,051,611
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    81.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 6 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   87,051,611
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               87,051,611
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    87,051,611
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    81.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 7 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   87,344,536
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               87,344,536
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    87,344,536
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    82.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 8 of 14 Pages
------------------------------                           -----------------------

         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth herein.

         Item 2 is hereby amended and restated to read as follows:

         (a)-(c) This statement is jointly filed by Newcastle Partners,  L.P., a
Texas limited partnership ("NP"),  Newcastle Special Opportunity Fund I, L.P., a
Delaware limited  partnership ("NSOF I"), Newcastle Special Opportunity Fund II,
L.P., a Delaware limited partnership ("NSOF II"),  Newcastle Capital Management,
L.P., a Texas limited partnership  ("NCM"),  Newcastle Capital Group,  L.L.C., a
Texas limited liability company ("NCG"),  and Mark E. Schwarz (together with NP,
NSOF I, NSOF II, NCM and NCG, the "Reporting Persons").  Because Mark Schwarz is
the  managing  member of NCG,  which is the  general  partners of NCM (with Mark
Schwarz,  NCG and NCM  hereinafter  referred to as the  "Controlling  Persons"), which in turn is the  general  partner  of each of NP,  NSOF I and NSOF II,  the
Controlling  Persons  may be deemed,  pursuant  to Rule 13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common  Stock held by each of NP,  NSOF I and NSOF II.  The  Reporting
Persons are filing this joint  statement,  as they may be  considered  a "group"
under Section 13(d)(3) of the Act. However,  neither the fact of this filing nor anything  contained herein shall be deemed an admission by the Reporting Persons that such a group exists.

         As stated  above,  Mark  Schwarz  is the  managing  member of NCG.  The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of each of NP, NSOF I and NSOF
II. The  principal  business of each of NP, NSOF I and NSOF II is  investing  in securities. The principal place of business and principal office for each of the
Reporting Persons is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

         (d) During the last five years,  none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

         (e) During the last five years,  none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction,  and as a  result  of  such  proceeding,  was or is  subject  to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mark Schwarz is a United States citizen.

         Item 3 is hereby amended and restated to read as follows:

         As of January 27,  2006,  NP had  invested  $49,120,351  (inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 9 of 14 Pages
------------------------------                           -----------------------

         As of January 27, 2006, NSOF I had invested $12,550,000 in a promissory note that is convertible  into shares of Common Stock of the Issuer,  subject to the  conditions  described  in Item 6 herein.  The source of these funds was the working capital of NSOF I.

         As  of  January  27,  2006,  NSOF  II  had  invested  $12,450,000  in a promissory  note that is convertible  into shares of Common Stock of the Issuer, subject to the conditions  described in Item 6 herein. The source of these funds was the working capital of NSOF II.

         As of January 27, 2006, Mark Schwarz had invested  $242,382  (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the personal funds of Mr. Schwarz.

         Item 4 is hereby amended to add the following:

         On January 27, 2006,  each of NSOF I and NSOF II,  pursuant to separate purchase  agreements entered into with the Issuer (each, a "Purchase  Agreement"
and, together,  the "Purchase  Agreements"),  purchased a promissory note in the original principal amount of $12,550,000 and $12,450,000,  respectively (each, a
"Note" and, together, the "Notes"), that, subject to the conditions described in
Item 6 herein,  is  convertible  into  9,804,687  shares and  9,726,562  shares, respectively,  of Common  Stock of the  Issuer,  based  upon  conversion  of the original  principal amounts of each of the Notes at the initial conversion price of $1.28 per share.

         Item 5(a)-(b) is hereby amended and restated to read as follows:

         (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the  Reporting  Persons is based upon  86,841,791  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as of November
14, 2005,  plus an aggregate of 19,531,249  shares of Common Stock issuable upon conversion of the Notes, based upon conversion of the original principal amounts of the Notes at the initial conversion price of $1.28 per share.

         As of  the  filing  date  of  this  statement,  NP  beneficially  owned
67,520,362  shares  of Common  Stock,  representing  approximately  63.5% of the issued and outstanding Common Stock of the Issuer.

         Subject to the  conditions  described  in Item 6 herein,  NSOF I may be deemed to  beneficially  own  9,804,687  shares of Common  Stock  issuable  upon conversion of the original  principal amount of its Note, based upon the initial conversion  price of $1.28 per  share,  representing  approximately  9.2% of the issued and outstanding Common Stock of the Issuer.

         Subject to the  conditions  described in Item 6 herein,  NSOF II may be deemed to  beneficially  own  9,726,562  shares of Common  Stock  issuable  upon conversion of the original  principal amount of its Note, based upon the initial conversion  price of $1.28 per  share,  representing  approximately  9.1% of the issued and outstanding Common Stock of the Issuer.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 10 of 14 Pages
------------------------------                           -----------------------

         NCM, as the  general  partner of each of NP, NSOF I and NSOF II, may be deemed to beneficially own the 67,520,362 shares, 9,804,687 shares and 9,726,562 shares  of  Common  Stock  beneficially  owned  by  NP,  NSOF  I  and  NSOF  II, respectively,  representing  approximately  81.8% of the issued and  outstanding
Common Stock of the Issuer.

         NCG,  as the  general  partner  of NCM,  which  in turn is the  general partner of each of NP,  NSOF I and NSOF II,  may also be deemed to  beneficially own the 67,520,362 shares, 9,804,687 shares and 9,726,562 shares of Common Stock beneficially  owned  by  NP,  NSOF I and  NSOF  II,  respectively,  representing approximately 81.8% of the issued and outstanding Common Stock of the Issuer.

         Mark  Schwarz,  as the managing  member of NCG, the general  partner of
NCM, which in turn is the general partner of each of NP, NSOF I and NSOF II, may also be deemed to beneficially own the 67,520,362  shares,  9,804,687 shares and
9,726,562 shares of Common Stock  beneficially  owned by NP, NSOF I and NSOF II, respectively,  which,  together  with the  292,925  shares of  Common  Stock Mr.
Schwarz  owns  directly,  represents  approximately  82.1%  of  the  issued  and outstanding Common Stock of the Issuer.

         NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of
Common Stock  beneficially owned by NP, NSOF I and NSOF II, except to the extent of their pecuniary interest therein.

         (b) By virtue of his  position  with NP,  NSOF I, NSOF II, NCM and NCG,
Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement.

         Item 5(c) is hereby amended to add the following:

         There were no  transactions  by the Reporting  Persons in the shares of
Common  Stock during the past 60 days other than the purchase by NSOF I and NSOF
II of the Notes described in Item 6 herein.

         Item 6 is hereby amended to add the following:

         On  January  27,  2006,  each of NSOF I and  NSOF II,  pursuant  to the
Purchase Agreements,  purchased from the Issuer a Note in the original principal amount of $12,550,000 and $12,450,000,  respectively.  Subject to the conditions described in the following  paragraph,  the principal of, and accrued but unpaid interest  on, the Notes are  convertible  into Common Stock of the Issuer at any time at the  option of NSOF I or NSOF II,  and any  unconverted  portion  of the
Notes will be converted into Common Stock on July 27, 2007, the maturity date of the Notes. The initial conversion price of the Notes is $1.28 per share, subject to  customary  anti-dilution  adjustments.  If the Issuer  consummates  a rights offering  on or before  October  27,  2006 and the price to acquire one share of
Common Stock (or the equivalent  thereof)  pursuant to such rights offering (the
"Rights Offering  Price") is less than the conversion price then in effect,  the conversion  price  will be reduced  to an amount  equal to the  Rights  Offering
Price.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 11 of 14 Pages
------------------------------                           -----------------------

         The Purchase  Agreements obligate the Issuer to hold its annual meeting of  shareholders  no later than May 31,  2006 and to solicit  its  shareholders'
approval at the annual meeting of resolutions  providing for (1) the issuance of all of the shares of Common Stock upon  conversion of the Notes,  as required by the rules and regulations of the American Stock  Exchange,  and (2) the increase in the  Issuer's  authorized  capital  by at least  20,000,000  shares of Common
Stock.  Approval of the former  proposal is a condition  to the  issuance of any shares of Common Stock upon conversion of the Notes,  and approval of the latter proposal is required to enable the full  conversion of the Notes.  Pursuant to a voting  agreement  between  NP and each of NSOF I and NSOF II  (each,  a "Voting
Agreement" and, together,  the "Voting  Agreements"),  NP has agreed to vote all shares of Common  Stock held  beneficially  or of record by it in favor of these proposals.

         In connection  with NSOF I's and NSOF II's  purchase of the Notes,  the
Issuer,  pursuant to a registration  rights agreement  entered into with each of
NSOF I and NSOF II (each, a "Registration  Rights Agreement" and, together,  the
"Registration  Rights  Agreements"),  granted  NSOF I and NSOF II the  following registration  rights with  respect to the shares of Common Stock  issuable  upon conversion of the Notes (the "Registrable Securities"): (1) one right to request that  the  Issuer  register  all or  part  of the  Registrable  Securities;  (2)
unlimited  "piggyback"  rights to  require  the  Issuer to  include  Registrable
Securities in registration  statements filed by the Issuer; and (3) the right to cause the  Issuer to file a shelf  registration  statement  covering  all of the
Registrable Securities by January 27, 2009, subject to certain limitations.

         A form of each of the Purchase  Agreement,  the Note, the  Registration
Rights  Agreement and the Voting  Agreement is attached as an exhibit hereto and is incorporated herein by reference.

         Other than as described herein,  there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

         Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1      Joint Filing Agreement

Exhibit 99.2      Form of Purchase Agreement

Exhibit 99.3      Form of Note

Exhibit 99.4      Form of Registration Rights Agreement

Exhibit 99.5      Form of Voting Agreement

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 12 of 14 Pages
------------------------------                           -----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of my knowledge  and belief, the  undersigned  certify that the  information  set forth in this  statement is true, complete and correct.

Dated: January 31, 2006                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE SPECIAL OPPORTUNITY FUND I,
                                         L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE SPECIAL OPPORTUNITY FUND II,
                                         L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 13 of 14 Pages
------------------------------                           -----------------------

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                          /s/ Mark Schwarz
                                         ---------------------------------------
                                         MARK SCHWARZ

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 14 of 14 Pages
------------------------------                           -----------------------

                                  EXHIBIT INDEX

Exhibit
-------

99.1     Joint Filing Agreement
99.2     Form of Purchase Agreement
99.3     Form of Note
99.4     Form of Registration Rights Agreement
99.5     Form of Voting Agreement